June 19, 2014
Via EDGAR
Pamela A. Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 Filed June 16, 2014 File No. 333-193791

Dear Ms. Long:

The purpose of this letter is to respond to your letter of June 16, 2014 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Form S-1. The Registration Statement on Form S-1, originally filed on February 6, 2014 (File No. 333-193791), as amended, is referred to herein as the “Registration Statement”.
Principal and Selling Shareholders, page 68

5.
Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders.

Each of the selling shareholders acquired the shares eligible for resale pursuant to the transactions described in the “Principal and Selling Shareholders” section of the Registration Statement.
We have presented in consolidated tabular form a list of each selling shareholder, showing separately for each selling shareholder: each private placement transaction where that shareholder acquired company securities; the number of shares registered on behalf of that shareholder on the S-1; and, in footnotes, a description of the securities which were sold, if other than common stock and any relationship of that shareholder to the company.

6.
Please disclose any position, office or other material relationship that any selling shareholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

We have revised the Principal and Selling Shareholders section to disclose any position, office or other material relationship that any selling shareholder has had within the past three years with us or any of our predecessors or affiliates.

7.
For any selling shareholder that is not a natural person, please identify by footnote or otherwise the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale by the selling shareholder. The following is a non-exhaustive list of selling shareholders for which the requested information should be disclosed:

•	Michaelson Capital Special Finance Fund;

•	Citadel Industries, Inc.;

•	Holme Pierrepoint Fund II LP;

•	Bourquin Family Trust U/A/D 5-7-98;

•	Seville Enterprises LP;

•	Bard Micro-Cap Value Fund LP;

•	ALB Private Investments, LLC;

•	Michaelson Capital Special Finance Fund LP;

•	AEEL LLC; and

•	Prime World, Inc.
Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
We have revised our disclosure in the Principal and Selling Shareholders section and provided footnotes that identify for each selling shareholder that is not a natural person the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale by the selling shareholder.
* * *
The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures they have made.
We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.
Sincerely,
TECOGEN INC.
/s/ Bonnie J. Brown
By:    Bonnie J. Brown
Chief Financial Officer

cc:     Kamyar Daneshvar, Staff Attorney
Craig Slivka, Special Counsel